Exhibit (a)5(A)
Neil Jenkins
Executive Vice President
General Counsel
847-827-9666
Lawson Products, Inc. Commences Dutch Auction Tender Offer to Purchase 1, 000,000 of Its Shares
     Des Plaines, Ill, September 8, 2006 — Lawson Products, Inc. (NASDAQ: LAWS) today commenced its previously announced modified Dutch auction self-tender offer for up to 1,000,000 shares, or approximately 11.1%, of its outstanding common stock, at prices ranging from $37.50 to $43.00 per share. Based on the minimum and maximum offering prices specified in the offer, the aggregate purchase price of 1 million shares would range from $37,500,000 to $43,000,000 in total value. The tender offer will expire at 12:00 Midnight, New York City time, on Thursday, October 5, 2006, unless Lawson Products extends the tender offer.
     Lawson’s Board of Directors has authorized this tender offer as a prudent use of financial resources given Lawson’s business, assets and current stock price and as an efficient means to provide value to stockholders. The offer represents an opportunity for Lawson to return cash to stockholders who elect to tender their shares while at the same time increasing non-tendering stockholders’ proportional interest in Lawson.
     The tender offer is not conditioned upon any minimum number of shares being tendered or on Lawson obtaining financing. The tender offer is, however, subject to other conditions specified in the formal tender offer materials. Specific instructions and a complete explanation of the terms and conditions of the tender offer are included in the offer to purchase and related materials, which will be mailed to stockholders of record in connection with the tender offer.
     Neither Lawson nor its board of directors, dealer manager, depositary or information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer, or as to the price at which to tender their shares. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by Lawson. The Company’s directors and executive officers have advised that they do not intend to tender any shares in the tender offer. In addition, the members of the Port family, including their affiliated partnerships, have advised us that they do not intend to tender any shares in the tender offer.
     Credit Suisse Securities (USA) LLC is acting as dealer manager for the tender offer.
     About Lawson Products, Inc.
     Lawson Products is an international leader in selling and distributing services, systems and products to the industrial, commercial and institutional maintenance, repair and replacement (MRO) market. The Company also manufacturers, sells and distributes production and specialized component parts and provides services and systems to the original equipment marketplace (OEM) including the automotive, appliance, aerospace, construction and transportation industries.
     This release contains certain forward-looking statements that involve risks and uncertainties. The terms “may,” “should,” “could,” “anticipate,” “believe,” “continues”, “estimate,” “expect,” “intend,” “objective,” “plan,” “potential,” “project” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Such statements speak only as of the date of the news release and are subject to a variety of risks and uncertainties, many of which are beyond the Company’s control, which could cause actual results to differ materially from the expectations. These risks include, but are not limited to: the impact of governmental investigations, such as the investigation of the Company by U.S. Attorney’s office for the Northern District of Illinois; excess and obsolete inventory; disruptions of the Company’s information systems; risks of rescheduled or cancelled orders; increases in commodity prices; the influence of controlling stockholders; competition and competitive pricing pressures; the effect of general economic conditions and market conditions in the markets and industries the Company serves; the risks of war, terrorism, and similar hostilities; and, all of the factors discussed in the Company’s “Risk Factors” set forth in its Annual Report on Form 10-K for the year ended December 31, 2005. The Company undertakes no obligation to update any such factor or to publicly announce the results of any revisions to any forward-looking statements contained herein whether as a result of new information, future events or otherwise.
     This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of the Company’s common stock. The solicitation of offers to buy the Company’s common stock is only being made pursuant to the Offer to Purchase and related materials that the Company will send to its shareholders. Shareholders should read those materials carefully because they contain important information, including the various terms and conditions to the tender offer. Shareholders may obtain copies of the Offer to Purchase, related materials filed by the Company as part of the statement on Schedule “TO” and other documents filed with the Securities and Exchange Commission through the Commission’s internet address at http://www.sec.gov, without charge. Shareholders and investors may also obtain a copy of these documents, as well as any other documents the Company has filed with the Securities and Exchange Commission, without charge, from the Company or at the Investor Relations section of the Company’s website: www.lawsonproducts.com. Shareholders are urged to carefully read these materials prior to making any decision with respect to the offer. Shareholders and investors who have questions or need assistance may call Morrow & Co., Inc., the information agent for the tender offer, toll free at 800-607-0088.